Exhibit 99.1

Castor Maritime Inc. Announces Reverse Stock Split to be
Effective May 28, 2021
Limassol, Cyprus, May 21, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces that its board of directors (the “Board”) has determined to effect a 1-for-10 reverse stock split of the Company's common shares. The Company's shareholders approved the reverse stock split by a ratio of not less than 1-for-2 and not more than 1-for-75 and granted the Board the authority to determine the exact split ratio and when to proceed with the reverse stock split at the Company's Annual Meeting of Shareholders held on November 25, 2020.
The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market ("Nasdaq") as of the opening of trading on May 28, 2021. The CUSIP number of Y1146L125 will be assigned to the Company's common shares when the reverse stock split becomes effective.
When the reverse stock split becomes effective, every 10 of the Company's issued and outstanding common shares will be combined into one issued and outstanding common share, without any change to the par value of $0.001 per share or any shareholder’s ownership percentage of the Company’s common shares. This will reduce the number of outstanding common shares from approximately 899.6 million shares to approximately 90.0 million shares.
No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise receive a fraction of a common share of the Company will receive a cash payment in lieu thereof.
The reverse stock split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Company's common shares on Nasdaq.
Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on October 23, 2020, a copy of which is available at www.sec.gov.
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.
On a fully delivered basis, Castor will own a fleet of 26 vessels, with an aggregate capacity of 2.2 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 10 Panamax dry bulk vessels, as well as 1 Aframax, 5 Aframax/LR2 and 2 MR1 tankers. Where we refer to information on a “fully delivered basis”, we are referring to such information after giving effect to the successful consummation of our recent vessel acquisitions.
For more information, please visit the Company’s website at www.castormaritime.com.
Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com